Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011

Income from continuing operations before income tax	$510,496	$480,817	$586,177	$597,738	$542,151

Add:
Fixed charges	207,835	269,020	286,302	420,778	481,452
Amortization of capitalized interest	6,652	8,244	10,163	11,677	21,056

Less:
Interest capitalized	7,251	10,345	12,472	10,814	76,028
Equity in (losses) gains of unconsolidated affiliates	—	—	—	—	—
Losses attributable to minority interests	—	—	—	—	—
Earnings as adjusted	$717,732	$747,736	$870,170	$1,019,379	$968,631

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$160,642	$205,516	$218,844	$342,204	$322,501
Interest capitalized	7,251	10,345	12,472	10,814	76,028
Portion of rent expense representative of interest (30%)	39,942	53,159	54,986	67,760	82,923
Fixed charges	$207,835	$269,020	$286,302	$420,778	$481,452

Ratio of earnings to fixed charges	3.45	2.78	3.04	2.42	2.01